Seres Therapeutics, Inc.

200 Sidney Street – 4th Floor

Cambridge, MA 02139

August 11, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seres Therapeutics, Inc.

Registration Statement on Form S-3

Filed August 8, 2023

File No. 333-273794

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Seres Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-273794) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August 15, 2023 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Jennifer A. Yoon of Latham & Watkins LLP at (617) 880-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Seres Therapeutics, Inc.

By:	/s/ David Arkowitz
David Arkowitz
Executive Vice President, Chief Financial Officer and Head of Business Development

cc:	Jennifer A. Yoon, Latham & Watkins LLP